

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Brandon Dong
SVP, Capital Markets
NWTN, Inc.
Office 114-117, Floor 1, Building A1
Dubai Digital Park, Dubai Silicon Oasis
Dubai, UAE

> **Re: NWTN, Inc.**
> **Registration Statement Filed on Form F-4**
> **Filed June 7, 2022**
> **File No. 377-06220**

Dear Mr. Dong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-4 filed June 7, 2022

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations

and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3.   Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

4.   Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

5.   Please explain clearly what East Stone's public shareholders and affiliates will receive in connection with the transactions.

6.   From your disclosure on page 18, it appears approval of each proposal is assured. If so, revise to disclose and highlight this information for investors.

East Stone, page 26

7.   Your document generally and this section specifically lists numerous agreements you have entered into in relation to extensions and prior merger agreements. Revise to clarify for each whether the agreement was terminated or remains in effect and, if it remains in effect, the impact/risks to investors.

Prospectus Summary, page 37

8.   In your summary of risk factors, please disclose the risks that having a significant amount of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the

enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

10. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

11. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

<u>Selected Historical Financial Information - ICONIQ, page 39</u>

12.   Please remove the reference to cash flow data in the first paragraph since you do not present this information in your table.

Risk Factors, page 45

13.   Regarding the Holding Foreign Companies Accountable Act, please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

14.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

15.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

ICONIQ's ability to develop, manufacture, and deliver, page 45

16.   Revise to clarify the reasons for the "changes and delays" mentioned in the first paragraph and whether those conditions continue to exist or were resolved.

East Stone shareholders who do not redeem their ordinary shares of East Stone will experience..., page 65

17.   Your risk factor refers to 1,484,211 ordinary shares as being the maximum number of ordinary shares of East Stone that can be redeemed as of June 1, 2022. However, it appears to us that the maximum number of shares that can be redeemed by East Stone's public shareholders is 1,780,533 ordinary shares. Please reconcile your disclosures here, as well as on page 17 and in the forepart of your registration statement under the caption "Consideration." Alternatively, please tell us how your current presentation is appropriate.

18.   We note your disclosure on page 16 that ICONIQ shareholders will control between 93.7% and 94.4% of the outstanding Pubco Ordinary Shares upon closing. Please reconcile that disclosure with the disclosure on page 65 that Sellers would own approximately 97.3% of NWTN.

If East Stone is unable, page 73

19.   This risk factor is inconsistent with your history of seeking and obtaining extensions. Please reconcile.

Background of the Business Combination with ICONIQ, page 100

20.   Please revise to clarify how the nature and amount of consideration was determined through negotiations of the parties, including each proposal and counter-proposal submitted. Your revised disclosure should explain how the parties determined the class of share to issue and the agreed-upon valuation of ICONIQ.

21.   Please clarify the following disclosure and whether it is included in the merger agreement: "The Letter of Intent also provided that the equity holders of ICONIQ prior to the Business Combination would receive an additional cash incentive in an amount equal to 40% of the cash proceeds received by Pubco or the Surviving Company upon post-Closing exercise of an aggregate of 50% of the outstanding public warrants of East Stone (which will be replaced with Pubco warrants)."

East Stone's Board of Directors' Reasons for Approval of the Business Combination, page 102

22.   Revise to explain in more detail the "Company information prepared by ICONIQ management."

Financial Information and Comparable Company Analysis, page 104

23.   Please revise to explain in more detail the "certain valuation analyses" received from ICONIQ. Also revise to explain how those analyses served to confirm the valuation analyses conducted by East Stone management.

24.   Please revise to clarify how the information in the table and preceding and subsequent paragraphs resulted in the valuation for ICONIQ that you disclose. Also revise to clarify the reference on page 105 to "ICONIQ's third-party analysis."

Material U.S. Federal Income Tax Considerations, page 109

25.   We note the disclosure that the merger "is intended to" qualify as a reorganization. Please revise to clarify the tax consequences of the transactions referenced in your disclosure. Note that it is permissible to state that the transaction "should" or is "more likely than not to" qualify for the disclosed tax treatment, provided the disclosure explains the degree of and reasons for the uncertainty and the related risks to investors. If counsel cannot provide that opinion, it appears you should revise to disclose the transactions are taxable.

Please also identify counsel in the disclosure.

Unaudited Pro Forma Combined Financial Information, page 126

26.   In the second paragraph of your introduction, you state that "the unaudited pro forma
combined statements of operations for the years ended December 31, 2021 and 2020 gives
pro forma effect to the Transactions as if they had occurred as of the beginning of the
earliest period presented." We remind you that pro forma statements of operations are
required for the registrant's most recent fiscal year and any subsequent year-to-date
interim period included in the registration statement. In this regard, please remove
references to the pro forma statement of operations for the year ended December 31, 2020
and delete the related pro forma combined statement of operations on page 132.
Additionally, please revise your pro forma statement of operations for the year ended
December 31, 2021, as appropriate, to reflect the transactions contemplated as if they
occurred on January 1, 2021. Refer to Rule 11-02(c)(2)(i) of Regulation S-X. This
comment also applies to your selected unaudited pro forma condensed combined
statement of operations data for the year ended December 31, 2020 on page 42.

27.   We note that you have not adjusted the pro forma balance sheet or pro forma statement of
operations for the derivative liabilities and expense related to the forward share purchase
agreements. It appears from the notes to the financial statements of East Stone
Acquisition Corp, that the FPA was related to the JHD transaction and was terminated in
February 2022. It would appear that if the pro forma statements assume the ICONIQ
transaction occurred as of December 31, 2021, these amounts would be adjusted due to
the fact that the JHD agreement had to be terminated prior to the ICONIQ business
combination occurring. Please advise and revise accordingly

28.   We note from your disclosure on page F-26, in Note 17 to the ICONIQ financial
statements, that in May 2022 you entered into seven convertible bond agreements. Please
tell us your consideration for including this subsequent financing as a separate column in
the pro forma financial statements.

Unaudited Pro Forma Combined Balance Sheet as of December 31, 2021, page 129

29.   We note that your selected unaudited pro forma financial information on page 42 includes
an amount for total shareholders' deficit. Please revise your pro forma balance sheet on
page 129 to show a subtotal of total shareholders' deficit, inclusive of non-controlling
interests so that the amounts are consistent.

30.   It appears that the $18.3 million adjustment to cash and additional paid in capital, under
scenario 2, should refer to Footnote (4). Please revise your presentation accordingly.

Unaudited Pro Forma Combined Balance Sheet Adjustments
Adjustment (3), page 130

31.   Please expand your footnote to explain the $631,450 adjustment to amounts due to related

parties, current.

Adjustment (6), page 130

32.   We note your disclosure that this amount reflects cash proceeds from the subsequent Private Placement in the amount of $200 million and corresponding offset to additional paid-in capital upon completion of the business combination. Please revise MD&A and the notes to the financial statements to disclose the nature and terms of this subsequent private placement.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2021, page 131

33.   Please revise your pro forma combined statement of operations for the year ended December 31, 2021 to include the line items "net loss attributable to non-controlling interest" and "net loss attributable to shareholders."

34.   It appears to us that the historical weighted average shares outstanding for ICONIQ, as well as the pro forma adjustments related to the ordinary shares issued to ICONIQ shareholders, should be presented on a line other than the "weighted average shares outstanding of redeemable ordinary shares" line, to avoid confusion. Please revise your presentation as appropriate.

Net loss per share, page 133

35.   Please reconcile the weighted average number of redeemable ordinary shares outstanding, as disclosed in your first lead-in paragraph, with the corresponding line item presented in the table.

36.   We note from your disclosure in the Net loss per share section on page 133, that the Escrow Shares issuable to ICONIQ shareholders have been excluded from basic and diluted pro forma net loss per share as such shares are uncertain as the proportion of Revenue for the Earnout Year compared to the Earnout Target is not supportable as of December 31, 2021. We note from your disclosure in Note 1 to the East Stone Acquisition Corp Financial Statements, that the Escrow Shares appear to be related to the JHD agreement which was terminated in February 2022. Please advise and revise your disclosures elsewhere in the filing if there are Escrow Shares related to the ICONIQ transaction.

Shares calculation, page 133

37.   Please tell us whether your calculation of the weighted average shares outstanding includes the Pubco shares to be issued in the private placement with the PIPE investor. In this regard, it appears that your pro forma balance sheet includes the $200 million cash consideration received for these PIPE shares.

Comparative Share Information, page 134

38.   Please provide us with your computation of book value per share for historical East Stone.

Director Election Proposal, page 146

39.   Refer to the fourth paragraph. The first sentence identifies three nominees, but the disclosure that follows lists additional "nominees." Please revise to clarify who are being nominated for election to your board.

East Stone's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 168

40.   We note that much of your disclosure related to transaction involving you and your affiliates is as of December 31, 2021, such as your disclosure on page 165. Please update to be as of the most recent practicable date.

Management's Annual Report on Internal Controls over Financial Reporting, page 171

41.   Please disclose the material weakness that was identified as it does not appear to be described elsewhere in your registration statement.

Business of ICONIQ, page 173

42.   We note the public disclosure of W Motors on its website that ICONIQ and W Motors are "sister entities" that share a "symbiotic relationship." Please reconcile with your current disclosures regarding the nature of the relationship between you and W Motors.

ICONIQ's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 202

43.   We note your disclosure on page 202 and in the explanatory paragraph of your independent auditor's report regarding your ability to continue as a going concern. In this regard, please expand your disclosure within your Liquidity discussion to provide a more detailed discussion of how you intend to finance your operations during the next twelve months. Your disclosure should address your current ability to obtain debt or equity financing or to obtain advances from shareholders, given the lack of cash flows from operations. Refer to Item 5.B of Form 20-F.

44.   Please quantify and more fully discuss ICONIQ's current and long-term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions.

45.   Please revise this section to discuss the "financial resources available to us" referenced on

page 200, including why those resources were reduced.

ICONIQ Holding Limited Financial Statements

17. Subsequent Events, page F-25

46.   Please disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

East Stone Acquisition Corporation Financial Statements, page F-27

47.   Please provide updated financial statements and related information to comply with Item 8.A.5 of Form 20-F.

Note 11. Subsequent Events, page F-58

48.   Please revise your subsequent events disclosure to include disclosure of the ICONIQ Note issued in April 2022 and the PIPE Subscription Agreement in April 2022. In this regard we note these events are disclosed as subsequent events in East Stone Acquisition Corp's Form 10-Q for the Quarter Ended March 31, 2022. Your disclosure should also include the details of the June 2022 PIPE Subscription Agreement disclosed in the East Stone Acquisition Corp's Form 8-K furnished June 15, 2022.

Exhibits

49.   The mark "#" appears below the exhibit index but it appears no exhibit includes that mark. Please revise or advise.

General

50.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

51.   Please revise to highlight on your cover page the dual class structure following this transaction, including different rights applicable to Class A and Class B shares that will be

outstanding. Also revise your disclosure beginning on page 221 to discuss the Class A shares that will be issued and outstanding.

52. On page 122, you direct investors to a risk factor related to anti-takeover provisions, but no such risk factor appears in your disclosure. Please revise to include that risk factor.

53. Your disclosure indicates the company experienced inflationary pressures. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

54. Please revise discuss the impact of recent COVID-19-related shutdowns or outbreaks have had and are expected to have on your business and financial condition and the actions you have or are taking in response.

55. Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

56. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

57. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:

- suspend the production, purchase, sale or maintenance of certain items; experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
- experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
- be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
- be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought to "de-globalize" your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

58. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

59.   Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.

60.   Revise the question and answer on page 22 to disclose the amount of funds that is currently in the trust account.

61.   Please revise to clarify the material terms of the PIPE, by itself, as well as in relation to the securities you intend to issue in the business combination. For example, your disclosure on page v and 89-90 indicated a $200 million PIPE to a single investor, whereas your disclosure on page 65 indicates a $500 million PIPE to Mr. Wu. What class of shares will be issued in the PIPE and do they differ from other classes of your shares? In this regard, clarify how you determined the percentages disclosed on page 65. It is unclear how owning 12% of the outstanding shares results in voting interest you disclose. It is also unclear how, given the transactions you intend to undertake, Mr. Wu will own only 12% of your shares.

62.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

63.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

64.   We note the carve-out of Macau and Hong Kong from the definition of China. Please revise to remove those carve-outs from the definition and revise your disclosure accordingly.

65.   In a separate, appropriately captioned section, please disclose whether you will have directors, officers or senior management located in China/Hong Kong. If you do, state that it will be more difficult to enforce liabilities and enforce judgments on those individuals and address these risks in a separate risk factor.

        You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Manufacturing

cc: Jeffrey Cohen